February 12, 2004

Ms. Tai-Chin Tung
Chief Financial Officer
Charles Schwab Investment Management
120 Kearny Street 14th floor
San Francisco, CA  94108

Dear Tai-Chin:

Enclosed is our manually signed Report of Independent
Accountants on Internal Control to comply with the requirements of Form N-SAR for each of the investment funds of The Charles
Schwab Family of Funds.

If you have any questions or comments, please do not hesitate to contact me at (415) 498-8005 or Rajendra Singh at (415) 498-
8149.

Sincerely,

Theodore A. Wilm

Encl.


                Report of Independent Accountants

To the Board of Trustees and Shareholders of The Charles Schwab Family of Funds:

In planning and performing our audits of the financial statements of Schwab Money Market Fund, Schwab U.S. Treasury Money Fund, Schwab Government Money Fund, Schwab Government
Cash Reserves, Schwab Retirement Money Fund(R), Schwab Value Advantage Money Fund(R), Schwab Institutional Advantage Money Fund(R), Schwab Municipal Money Fund, Schwab California Municipal Money Fund, Schwab New York Municipal Money Fund, Schwab
Florida Municipal Money Fund, Schwab Pennsylvania Municipal
Money Fund, Schwab New Jersey Municipal Money Fund, and Schwab Massachusetts Municipal Money Fund (hereafter referred to as the "funds") for the period ended December 31, 2003, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinions on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the funds are responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with accounting principles generally accepted in the United States of America. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities that we consider to be material weaknesses as defined above as of December 31, 2003.

This report is intended solely for the information and use of the Board of Trustees, management and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
February 6, 2004